SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 FINAL AMENDMENT
                                       TO
                                 SCHEDULE 13E-4


                          ISSUER TENDER OFFER STATEMENT
            (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934)


                         WESTWOOD FINANCIAL CORPORATION
                                (Name of Issuer)


                         WESTWOOD FINANCIAL CORPORATION
                      (Name of Person(s) Filing Statement)


                     Common Stock, Par Value $0.10 per Share
                         (Title of Class of Securities)


                                   961767 10 0
                                   -----------
                      (CUSIP Number of Class of Securities)


                                William J. Woods
                                    President
                         Westwood Financial Corporation
                                 700-88 Broadway
                           Westwood, New Jersey 07675
                                 (201) 666-5002

                                 With Copies to:

                             Samuel J. Malizia, Esq.
                             Lloyd H. Spencer, Esq.
                      Malizia, Spidi, Sloane & Fisch, P.C.
                               One Franklin Square
                               1301 K Street, N.W.
                                 Suite 700 East
                              Washington, DC 20005
                                 (202) 434-4660
                       (Name, Address and Telephone Number
           of Persons Authorized to Receive Notices and Communications
                    on Behalf of Person(s) filing Statement)


                                November 25, 1996
     (Date tender offer first published, sent or given to security holders)

                            CALCULATION OF FILING FEE
================================================================================
                                                                       Amount of
Transaction Valuation*                                                Filing Fee

================================================================================

$960,000                                                                $192.00

================================================================================

* For purposes of calculating fee only. Based on the Offer for 64,000 shares at the maximum tender offer price per share of $15.00.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $192      Filing Party:  Westwood Financial Corporation
Form or Registration No.:  Schedule 13E-4         Date Filed:  November 25, 1996

      This Final Amendment amends and supplements the Issuer Tender Offer Statement filed on November 25, 1996 as amended on December 27, 1996 and January 13, 1997 (the "Statement") relating to the tender offer by Westwood Financial Corporation, a New Jersey corporation (the "Company"), to purchase up to 64,000 shares of common stock, par value $0.10 per share (the "Shares"), at prices not greater than $15.00 nor less than $14.00 per Share upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 25, 1996 (the "Offer to Purchase") and the related Letter of Transmittal (which are herein collectively referred to as the "Offer").

      The "Modified Dutch Auction" self-tender offer which was commenced on November 25, 1996 expired at 5:00 p.m., Eastern Time, January 10, 1997. Based on a final count, shareholders tendered 1,431 shares. The shares will be purchased at a purchase price of $15.00 per share.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 27, 1997.

                                    WESTWOOD FINANCIAL CORPORATION


                                    By:  /s/ William J. Woods
                                         ----------------------
                                         Name: William J. Woods
                                         Title:  President